FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2005

Tyler Resources Inc.

(Translation of registrant's name into English)

#500, 926 - 5th Ave. S.W.

Calgary, Alberta T2P 0N7

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X       Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No     X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tyler Resources Inc.

(Registrant)

Date February 24, 2005

“Barbara O’Neill”

Barbara O'Neill, Secretary

Yes             No     X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TYLER RESOURCES INC.

#500, 926 – 5TH Avenue S.W., Calgary, Alberta, T2P 0N7 Phone: (403) 269-6753, Fax: (403) 266-2606

TSX VENTURE SYMBOL: TYS

          NEWS FOR RELEASE: February 24, 2005

NEWS RELEASE 05-06

For Further Information Contact:

Jean Pierre Jutras at 1-403-269-6753

Web:  www.tylerresources.com

Tyler Resources announces continued mineralization at the Bahuerachi Main Zone,

including 16.9 meters grading 0.80% copper, 13.7 g/t silver

and 0.31% zinc in diamond drill hole #17

Calgary, Alberta -Tyler Resources Inc. is pleased to announce assay results recently received for drill hole #17 and the bottom portion of drill hole #16 at the Main Zone of its Bahuerachi project.

The bottom portion of Drill Hole #16 was completed upon project start up in mid January.  The hole was completed from 152 meters to its target depth of 217.2 meters.  The extended portion of drill hole #16 revealed fairly consistent mineralization with grades typical of those sought in this type of geological environment.  Significant intervals are quoted in the table below.  The hole ended in mineralization.

Drill hole #17 was drilled on a section trending 120 degrees located roughly 100 meters north of drill hole #16.  It also intersected the target skarn breccia unit and mineralized intrusion at depth.  The hole ended in sheared QFP grading 0.28 % copper and 0.017% molybdenum at a depth of 215.9 meters.

Significant Intervals drill holes #16 (bottom) and #17 are presented in the table below.

Hole #	From (m)	To (m)	Interval (m)	Copper (%)	Gold (g/t)	Silver (g/t)	Zinc (%)	Mo (%)	Rock Type
BAH-16*	32	148	116	0.35		2			Seds+minor QFP
BAH-16	158	186.8	28.8	0.37	0.04	4	0.14	0.05	QFP+/-skarn
BAH-16	186.8	217.2 (EOH)	30.4	0.57	0.03	5	0.17	0.023	QFP, minor skarn, sheared QFP

BAH-17	174.5	191.4	16.9	0.80	0.07	13.7	0.31		Skarn/breccia

* 32 to 148 meters results previously released on January 25th, 2005

Drill holes BAH-18 (located north of drill hole #17) and BAH-19 (located south of previously released hole RC-2) have been completed and have been sent to the laboratory for assay.  Drill hole BAH-20 has also been completed and is being logged and sampled in preparation for shipping to ALS Chemex Labs.  Core drilling at the Main Zone is currently continuing according to schedule with Drill Hole BAH-21. A series of regional exploration reverse circulation drill holes (#12 to 16), testing targets in the NW part of the property, have also been shipped for assay.

February 24, 2005 – News Release

Further adjustments have been made to the reverse circulation portion of the drilling program and an additional twin test is underway.  Once the twin is completed under the revised methodology, the RC crew will take a scheduled break of approximately 2 weeks. During this time the new samples will be assayed for verification that sample recovery has further improved and can be considered statistically reliable at Bahuerachi’s main zone.

Please refer to the drill hole location plan map attached for the general location of drill hole.  Sections are currently being prepared incorporating the new drilling information with the previously released results for BAH-16 (top), RC 4 and RC5 and will be published once final interpretations are completed.

The Qualified Person responsible for the design and implementation of the Field Program as well as the preparation of this news release was J. P. Jutras, P.Geol., and President of the Company. The work program was carried out with the participation of Dr. Shane William Ebert, Ph.D, P.Geo and Director, and Mr. Brent Gonek, B.Sc, Geology, G.I.T., consultants to the Company.

“Jean Pierre Jutras”

Jean Pierre Jutras

President/COO/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as “expects”, “projects”, “plans”, “anticipates” and similar expressions, are forward-looking information that represents management of Tyler’s internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Tyler. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Tyler’s actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Tyler’s filings with the Canadian securities authorities. Accordingly, holders of Tyler shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted. Tyler disclaims any responsibility to update these forward-looking statements.

Tyler Resources Inc.
Bahuerachi Project
Mexico
Sketch Geology, Sections
and
drill hole
Locations
NR# 05-06
February 24 th, 2005
NORTH
05-BAH-18
05-BAH-17
04-BAH-16
04-BAH-15
RC-5
RC-4
RC-3
OPEN
OPEN
OPEN
Section 660 North
Section 560 North
Section 460 North
Section 380 North
04-BAH-14
RC-2
04-BAH-13/ RC-1
05-BAH-19
05-BAH-21
05-BAH-20
Legend
Sketch Geological Compilation
Phase 1, July 2004
Lithological Units
Post Mineral Intrusions
(diorite, andesites, dacites, rhyolites)
Undifferentiated high grade breccia
and skarn zones
Quartz-Feldspar porphyries (QFP)
Undifferentiated
Limestone and marbles
Mixed volcanic and sedimentary units
Phase 1 drill hole collar locations,
number and surface trace
Phase 2 drill holes completed, assays
reported
Phase 2 drill holes completed, assays
outstanding
Phase 2 drill holes in progress
Phase 2 drill holes, drill pads ready
Scale
0
250 M
500 Meters